SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No. 1)*

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

16944W104

(CUSIP Number)

Suite 2901, 29th Floor, the Center

99 Queen's Road Central, Central, Hong Kong

Attention: Gabriel Li

Telephone: +852 2115-8810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944W104	13D	Page 1

1	Names of reporting persons YM Investment Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 25,814,468
	9	Sole dispositive power None
	10	Shared dispositive power 25,814,468

11	Aggregate amount beneficially owned by each reporting person 25,814,468
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 18.88% (1)
14	Type of reporting person (see instructions) HC

(1) Percentage calculated based on 136,747,601 Ordinary Shares outstanding as of December 1, 2020, as provided by the Issuer

CUSIP No. 16944W104	13D	Page 2

1	Names of reporting persons The Li Family (PTC) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 25,814,468(1)
	9	Sole dispositive power None
	10	Shared dispositive power 25,814,468(1)

11	Aggregate amount beneficially owned by each reporting person 25,814,468(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 18.88% (2)
14	Type of reporting person (see instructions) HC

(1) Represents 25,814,468 Ordinary Shares held in the form of ADS by YM Investment Limited.

(2) Percentage calculated based on 136,747,601 Ordinary Shares outstanding as of December 1, 2020, as provided by the Issuer

CUSIP No. 16944W104	13D	Page 3

1	Names of reporting persons Lam Lai Ming
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 25,814,468(1)
	9	Sole dispositive power None
	10	Shared dispositive power 25,814,468(1)

11	Aggregate amount beneficially owned by each reporting person 25,814,468(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 18.88%(2)
14	Type of reporting person (see instructions) IN

(1) Represents 25,814,468 Ordinary Shares held in the form of ADS by YM Investment Limited.

(2) Percentage calculated based on 136,747,601 Ordinary Shares outstanding as of December 1, 2020, as provided by the Issuer

CUSIP No. 16944W104	13D	Page 4

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed on February 12, 2020 (the "Schedule 13D"), with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), and American Depositary Shares, each representing four Ordinary Shares (the "ADSs", and together with the Ordinary Shares, the "Shares"), issued by China Distance Education Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands (the "Issuer"), whose principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used and not defined herein have the meanings given to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

On June 8, 2020, the Issuer announced that the board of directors of the Issuer (the "Board") received a preliminary non-binding proposal (the "Proposal") from a buyer group consisting of Mr. Zhengdong Zhu, co-founder, chairman of the Board and chief executive officer of the Issuer, Ms. Baohong Yin, co-founder and deputy chairman of the Board of the Issuer and the spouse of Mr. Zhu, and Champion Shine Trading Limited ("CST"), a British Virgin Islands company wholly owned and controlled by Mr. Zhengdong Zhu. In the Proposal, the buyer group proposed to acquire all outstanding Shares of the Issuer for US$9.08 per ADS, or US$2.27 per Ordinary Share, in cash (the "Transaction"). The Issuer subsequently announced that its Board formed a special committee (the "Special Committee") consisting of Ms. Carol Yu and Ms. Annabelle Yu Long, each an independent director, to review and evaluate the Proposal. Duff & Phelps, LLC and Goulston & Storrs PC were engaged to serve as financial advisor and U.S. legal counsel to the Special Committee.

On December 1, 2020, the Issuer announced that it has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Champion Distance Education Investments Limited ("Parent") and China Distance Learning Investments Limited ("Merger Sub"), a wholly owned subsidiary of Parent, pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the "Merger"), in a transaction in which the Issuer will be acquired by certain existing shareholders of the Issuer (including Mr. Zhengdong Zhu, Ms. Baohong Yin and certain of their affiliated entities) and certain equity investors (collectively, the "Buyer Group").

Upon the effectiveness of the Merger, all outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, other than Excluded Shares (as defined in the Merger Agreement) and ADSs representing Excluded Shares, will be cancelled in exchange for the right of the holders thereof to receive $2.45 in cash per Ordinary Share, or $9.80 in cash per ADS.

The completion of the Merger is subject to a number of customary conditions, including an affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy at an extraordinary general meeting of the Issuer's shareholders. The members of the Buyer Group have agreed to vote all of the Ordinary Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Merger.

As previously disclosed in the Schedule 13D, the Reporting Persons intend to review its investment in the Issuer on a regular basis and reserve the right to change their intentions, as they deem appropriate. The Reporting Persons have certain questions regarding the Merger and may seek to have discussions with the Issuer and members of the Buyer Group in connection with the Merger. The Reporting Persons may also take certain other actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP No. 16944W104	13D	Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2020

YM Investment Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

The Li Family (PTC) Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Signatory

Lam Lai Ming

/s/ Lam Lai Ming
Name: Lam Lai Ming
Title: Settlor of The Li 2007 Family Trust